UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D 102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box below to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Mark L. Shifke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,005,547 shares (1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,005,547 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,547 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents 585,863 shares of Class A Common Stock held by Mark L. Shifke and Patricia W. Shifke as joint tenants, and 419,684 shares of Class A Common Stock held by children individually who are members of the household of Mark L. Shifke and Patricia W. Shifke, held by trusts for the benefit of certain of such children, or held by a limited liability company of which such children or such trusts are members. Excludes 75,000 shares issuable upon exercise of stock options granted under the Issuer's equity incentive plan to Mark L. Shifke, who is an employee of the issuer, that are unvested and not exercisable within 60 days of December 31, 2011.

(2)	The percent of class is based on 30,161,742 shares of Class A Common Stock outstanding as of December 31, 2011.

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Patricia W. Shifke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,005,547 shares (1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,005,547 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,547 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents 585,863 shares of Class A Common Stock held by Mark L. Shifke and Patricia W. Shifke as joint tenants, and 419,684 shares of Class A Common Stock held by children individually who are members of the household of Mark L. Shifke and Patricia W. Shifke, held by trusts for the benefit of certain of such children, or held by a limited liability company of which such children or such trusts are members. Excludes 75,000 shares issuable upon exercise of stock options granted under the Issuer's equity incentive plan to Mark L. Shifke, who is an employee of the issuer, that are unvested and not exercisable within 60 days of December 31, 2011.

(2)	The percent of class is based on 30,161,742 shares of Class A Common Stock outstanding as of December 31, 2011.

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 4 of 6 Pages

Item 1.
	(a)	Name of Issuer:
Green Dot Corporation (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices:
605 East Huntington Drive, Suite 205 Monrovia, CA 91016
Item 2.
	(a)	Name of Person Filing:
Mark L. Shifke and Patricia W. Shifke, who are husband and wife
	(b)	Address of Principal Business Office:
c/o Wiener Associates 333 Texas Street, Suite 2290 Shreveport, LA 71101
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
	(e)	CUSIP Number:
39304D 102
Item 3.	Not applicable
Item 4.	Ownership

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2011. Each of the reporting persons disclaims beneficial ownership of the securities held by their major children individually and by trusts for the benefit of such children:

	(a)	Amount beneficially owned:
See Row 9 of cover page for each reporting person
	(b)	Percent of class:
See Row 11 of cover page for each reporting person

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 5 of 6 Pages

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for each reporting person
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each reporting person
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each reporting person
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each reporting person
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Identification and Classification of Members of the Group
Not applicable
Item 10.	Certification
Not applicable

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of the reporting person's knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2012		/s/ Mark L. Shifke
		Name:	Mark L. Shifke

Dated:	February 9, 2012		/s/ Patricia W. Shifke
		Name:	Patricia W. Shifke

Exhibit A
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k) (1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.

Dated:	February 9, 2012		/s/ Mark L. Shifke
		Name:	Mark L. Shifke

Dated:	February 9, 2012		/s/ Patricia W. Shifke
		Name:	Patricia W. Shifke